UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   HECKLER, CATHY PEIFER
   2640 UNAMI CIRCLE
   HARLEYSVILLE, PA  19438-3400
   USA
2. Issuer Name and Ticker or Trading Symbol
   HARLEYSVILLE NATIONAL CORPORATION
   HNBC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   FEBRUARY 28, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   SR. VICE PRESIDENT - HNB; A SUBSIDIARY OF HNC
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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COMMON STOCK - HNBC        |2/20/0|M   | |3,600.000         |A  |$13.875    |                   |      |                           |
                           |2     |    | |                  |   |           |                   |      |                           |
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COMMON STOCK - HNBC        |2/20/0|S   | |3,600.000         |D  |$22.150    |267.571            |D     |                           |
                           |2     |    | |                  |   |           |                   |      |                           |
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COMMON STOCK - HNBC        |      |    | |                  |   |           |414.647            |D     |W/SPOUSE                   |
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COMMON STOCK - HNBC        |      |    | |                  |   |           |32.231             |D     |CUST. FOR SON              |
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COMMON STOCK - HNBC        |      |    | |                  |   |           |32.231             |D     |CUST. FOR SON              |
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COMMON STOCK - HNBC        |      |    | |                  |   |           |290.000            |D     |HNB 401(k) PLAN*           |
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                           |      |    | |                  |   |TOTAL      |1,036.680          |      |                           |
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
EMPLOYEE STOCK OPTION |        |     |    | |           |   |10/27|10/27|COMMON STOCK|       |       |1,102       |D  |            |
(RIGHT TO BUY)        |        |     |    | |           |   |/99  |/08  |            |       |       |            |   |            |
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EMPLOYEE STOCK OPTION |$13.875 |02/20|M   | |3,600      |D  |(1)  |12/01|COMMON STOCK|18,000 |       |14,400      |D  |            |
(RIGHT TO BUY)        |        |/02  |    | |           |   |     |/10  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |TOTAL  |15,502      |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
*401(k) Plan balance for end of period holdings as of 12/31/01. Exempt under Rule 16b-3(c). The information in this request is based on a plan statement dated as of December 31, 2001 and the fair market value of HNBC stock as of December 31, 2001. (Most recent quarter
available.)
(1) The option vested in 12/01. 20% over 5 consecutive years commencing on 12/1/01.
SIGNATURE OF REPORTING PERSON
/s/Elizabeth F. Chemnitz for Cathy Peifer Heckler
DATE
March 4, 2002